

April 13, 2011

Via E-mail

Brian F. Maxted
Chief Executive Officer
Kosmos Energy Ltd.
8176 Park Lane, Suite 500
Dallas, Texas 75231

      Re: Kosmos Energy Ltd.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed March 23, 2011
              Amendment No. 3 to Registration Statement on Form S-1
              Filed March 30, 2011
              File No. 333-171700

Dear Mr. Maxted:

      We have reviewed your amendments, and your letters dated March 23, 2011 and March 28, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Use of Proceeds, page 48

1.   We have considered your response to comment 2 in our letter dated February 11, 2011 but do not concur. Please revise your disclosure regarding the use of proceeds to clarify that $15 million will be utilized for this payment, indicate to whom, and for what

purpose, the payment is being made and file the underlying agreement or document as an exhibit to the registration statement.

Results of Operations, page 59

Year Ended December 31, 2010 vs. 2009, page 59

General and Administrative, page 59

2.   We note you capitalized $4.4 million in technical service fees at December 31, 2010. Please explain to us in further detail the nature of the fees and your basis for capitalization.

Doubtful Accounts Expense, page 60

3.   Your disclosure explains that you recorded an allowance for doubtful accounts of $39.8 million related to receivables which became due upon the commencement of oil production from the Jubilee Field in November 2010. Please tell us whether the entire allowance relates to your disclosure on page 20 regarding the EO Group. If not, please tell us the counterparty(ies) to whom the allowance relates. As part of your response, please address the following:

- Quantify the gross amount of the receivables to which the allowance applies;
- Describe to us in more detail the other defaults you have experienced as you disclose on page 59. Your description of the other defaults should include but not be limited to such information as the counterparty, the amount of the default, and how such amounts were recorded in your historical financial statements; and
- Tell us and revise your critical accounting policy disclosure on page 67 to describe in more detail how you have considered the future net revenues of the debtor's ownership interest in oil and natural gas properties you operate when determining the amount of your allowance as of your balance sheet date. Your response should address the specific circumstances of the receivables subject to your allowance for doubtful accounts at December 31, 2010.

Kosmos Exploration Approach, page 84

4.   We note your revisions in response to comment 5 in our letter dated February 11, 2011. However, you continue to use terms such as "high impact acquisition program" and "high quality asset portfolio" without explaining how you define "high impact" or "high quality." Please revise your disclosure to explain those terms.

Our Reserves, page 102

5.   The reconciliation of PV-10 to your standardized measure on page 103 now explains that the measures are the same because you do not have any income taxes related to your proved reserves. This disclosure differs from that provided in Amendment No. 1 to your Form S-1 filed March 3, 2010, in which you explained that Ghanaian income taxes were included in your standardized measure. We also note you continue to present future income taxes within your presentation of the standardized measure of future net cash flows on page F-41. As such, please clarify your statement that you do not have any income taxes related to your proved reserves, and explain why your PV-10 and standardized measure are now the same.

6.   We note your additional disclosure on page 110 that you are "required to pay a fixed royalty of 5% and a sliding-scale royalty ('additional oil entitlement') which escalates as the nominal project rate of return increases. These royalties are to be paid in-kind or, at the election of the government of Ghana, in cash." Please tell us whether your net proved reserve volumes presented here include the royalty interests due to the host government or others. If they do, advise us of the amounts and why you believe it is appropriate to include those amounts in your reserve volumes. Please refer to the last sentence in ASC 932-235-50-4. As part of your response, provide us detailed examples demonstrating the calculation steps and procedures you use in determining the royalty payments due to the government of Ghana. Clearly indicate how any floors, ceilings or other price-fixing mechanisms operate. Also, please furnish to us, in English, examples of each type of contract, agreement, or arrangement under which you calculate and pay royalties.

Notes to Consolidated Financial Statements, page F-8

Note 12 Asset Retirement Obligations, page F-26

7.   We note your response to comment eight in our letter dated February 11, 2011 appears to focus on post-production retirement obligations. In light of the guidance in ASC 410, which requires the recognition of a retirement obligation when the obligation is incurred, please explain to us in more detail how you have considered when you incur a retirement obligation during the development phase. In this regard, we note your response dated March 3, 2011 indicated that you do not believe you have a future retirement obligation until production commences because you cap and temporarily abandon wells when drilling operations cease to enable connection of such wells to the production facilities at a later date. However, it appears that you may incur an obligation to cap and temporarily abandon wells while drilling operations are in progress. As your disclosure on page 108 appears to indicate you had a number of development wells in process at December 31, 2010, please tell us how you considered ASC 410 with respect to those wells.

Note 16 Income Taxes, page F-31

8.   Your response to comment nine in our letter dated February 11, 2011 indicates you generated revenue of approximately $93 million in January 2011. Please expand the information you have provided to tell us the amount of taxable income you will recognize in Ghana through March 31, 2011, or the latest practicable date, that will be applied to your net operating loss carry-forwards. As part of your response, please explain to us the period of time over which you believe your projections should be confirmed by actual results when assessing the need for a valuation allowance and revise your critical accounting policy disclosure on page 67 to discuss your consideration of projections of future taxable income.

Exhibits 99.1 and 99.2

9.   Your response to comment 11 in our letter dated February 11, 2011 explains that you revised your engineering reports in response to our comment. However, it is not clear how such reports were revised as we note the reports continue to include a statement that "The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas." As requested in prior comment 11, please clarify the statement that your estimates conform to the codification except for the exclusion of income taxes, and explain in detail how you revised the reports.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director